UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-39362

NOTIFICATION OF LATE FILING	CUSIP NUMBER
36850R204

(Check one):	Form 10-K ☒	Form 20-F ☐	Form 11-K ☐	Form 10-Q ☐	Form 10-D ☐
	Form N-CEN ☐	Form N-CSR ☐

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Gelesis Holdings, Inc.

Full Name of Registrant

Former Name if Applicable: N/A

501 Boylston Street, Suite 6102

Address of Principal Executive Office (Street and Number)

Boston, MA 02116

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On January 13, 2022, Gelesis Holdings, Inc. (the “Company”) completed a business combination with Capstar Special Purpose Acquisition Corp., the predecessor to the Company. Due to administrative delays, the Company requires additional time to complete its final review of its financial statements and other disclosures in the Annual Report on Form 10-K. The Company is working diligently to complete the Annual Report and the Company currently expects to file its Annual Report on Form 10-K for the fiscal period ended December 31, 2021, within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Elliot Maltz	617	456-4718
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Gelesis Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2022	By:	/s/ Elliot Maltz
Elliot Maltz
Chief Financial Officer